SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 4)**


                        Avalon Holdings Corporation (AWX)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    053438109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                John Constable, d/b/a Constable Asset Management
                         c/o 41 Leopard Road, Suite 104
                                 Paoli, PA 19301
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 26, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This amended Schedule 13D filing is to correct a typographical error in the previous Schedule 13D (Amendment No. 3) filed erlier today.

CUSIP No.  053438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Constable d/b/a Constable Asset Management


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     14,900

8.   SHARED VOTING POWER

     231,146


9.   SOLE DISPOSITIVE POWER

     14,900

10.  SHARED DISPOSITIVE POWER

     231,146


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     246,046

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.71%

14.  TYPE OF REPORTING PERSON*

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 053438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Constable Group, LLC


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     231,146

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     231,146

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     231,146

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.24%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 053438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Constable Managing Partners, L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     211,846


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     211,846

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     211,846

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.64%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 053438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Constable Partners, L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     211,846

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     211,846

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     211,846

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.64%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 053438109
           ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

     The name of the issuer is Avalon Holdings Corporation, an Ohio corporation (the "Issuer"). The address of the Issuer's offices is One American Way, Warren Ohio 44484. This schedule 13D relates to the Issuer's Class A Common Stock (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

(a-c,f) This Amendment to Schedule 13D is being filed by John Constable d/b/a Constable Asset Management, Constable Group, LLC, Constable Managing Partners, L.P. and Constable Partners, L.P. (each of John Constable d/b/a Constable Asset Management, Constable Group, LLC, Constable Managing Partners, L.P. and Constable Partners, L.P. may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

John Constable d/b/a Constable Asset Management is a United States citizen. Constable Group, LLC is a Delaware limited liability company. Each of Constable Managing Partners, L.P. and Constable Partners, L.P. is a Delaware limited partnership. The principal business address for each of John Constable d/b/a Constable Asset Management, Constable Group, LLC, Constable Managing Partners, L.P. and Constable Partners, L.P. is c/o 41 Leopard Road, Suite 104, Paoli, PA 19301. The Shares reported herein are held in the name of the John Constable d/b/a Constable Asset Management, Constable Partners, L.P. and Constable Partners II, L.P., a Delaware limited partnership.

     (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof John Constable d/b/a Constable Asset Management may be deemed to beneficially own 246,046 Shares.

As of the date hereof Constable Group, LLC may be deemed to beneficially own 231,146 Shares.

As of the date hereof Constable Managing Partners, L.P. may be deemed to beneficially own 211,846 Shares.

As of the date hereof Constable Partners, L.P. may be deemed to beneficially own 211,846 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
________________________________________________________________________________
Item 4. Purpose of Transaction.

The purpose of this Amendment to Schedule 13D is to report that,  since the last
Schedule 13D filed by the Reporting Persons for this security, the Reporting Persons have had a material change in the amount of Shares they are deemed to beneficially own.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present  Board of Directors or  management  of the Issuer;
(d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions. The Reporting Persons believe that the public market value of the Issuer's Shares, which currently trades at levels below the amount of liquid assets and tangible book value per share, is significantly undervalued and does not adequately reflect the value the Issuer's underlying business and assets.

     The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value including, but not limited to, the execution of a share buy-back program and/or a return of capital distribution to shareholders.

     The Reporting Persons may also seek to pursue discussions with various persons relating to the composition, independence and functioning of the Issuer's Board of Directors. Although the Reporting Persons have no present plans to purchase additional Shares of the Issuer or sell any of their Shares of the Issuer, it may seek to purchase additional Shares of the Issuer or sell some or all of its Shares of the Issuer in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, John Constable d/b/a Constable Asset Management may be deemed to be the beneficial owner of 246,046 Shares, constituting 7.71% of the Shares of the Issuer, based upon the 3,190,786 Shares outstanding as of May 9, 2005, according to the Issuer's most recently filed Form 10-Q.

     John Constable d/b/a Constable Asset Management has the sole power to vote or direct the vote of 14,900 Shares; has the shared power to vote or direct the vote of 231,146 Shares; has sole power to dispose or direct the disposition of 14,900 Shares; and has shared power to dispose or direct the disposition of 231,146 Shares.

John  Constable  d/b/a  Constable  Asset   Management   specifically   disclaims
beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Constable Group, LLC may be deemed to be the beneficial owner of 231,146 Shares, constituting 7.24% of the Shares of the Issuer, based upon the 3,190,786 Shares outstanding as of May 9, 2005, according to the Issuer's most recently filed Form 10-Q.

     Constable Group, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 231,146 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 231,146 Shares.

Constable Group, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Constable Managing Partners, L.P. may be deemed to be the beneficial owner of 211,846, constituting 6.64% of the Shares of the Issuer, based upon the 3,190,786 Shares outstanding as of May 9, 2005, according to the Issuer's most recently filed Form 10-Q.

     Constable Managing Partners, L.P. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 211,846 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 211,846 Shares.

Constable Managing Partners, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Constable Partners, L.P. may be deemed to be the beneficial owner of 211,846 Shares, constituting 6.64% of the Shares of the Issuer, based upon the 3,190,786 Shares outstanding as of May 9, 2005, according to the Issuer's most recently filed Form 10-Q.

     Constable Partners, L.P. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 211,846 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 211,846 Shares.

Constable Partners, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were all effected in broker transactions.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



s/ John Constable
-------------------
John Constable d/b/a/ Constable Asset Management


Constable Group, LLC

By: /s/ John Constable
-------------------
John Constable d/b/a Constable Asset Management, Member


Constable Managing Partners, L.P.

Constable Group, LLC
General Partner

By: /s/ John Constable
-------------------
John Constable d/b/a Constable Asset Management, Member


Constable Partners, L.P.

Constable Managing Partners, L.P.
General Partner

Constable Group, LLC
General Partner

By: /s/ John Constable
-------------------
John Constable, d/b/a Constable Asset Management, Member


May 31, 2005



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D dated January 28, 2004 relating to the Common Stock of Avalon Holdings Corporation shall be filed on behalf of the undersigned.


s/ John Constable
-------------------
John Constable d/b/a/ Constable Asset Management


Constable Group, LLC

By: /s/ John Constable
----------------------
John Constable d/b/a Constable Asset Management, Member


Constable Managing Partners, L.P.

Constable Group, LLC
General Partner

By: /s/ John Constable
----------------------
John Constable d/b/a Constable Asset Management, Member


Constable Partners, L.P.

Constable Managing Partners, L.P.
General Partner

Constable Group, LLC
General Partner

By: /s/ John Constable
-----------------------
John Constable, d/b/a Constable Asset Management, Member

                                                                Exhibit B


                           Transactions in the Shares

                    TRANSACTIONS BY CONSTABLE PARTNERS, L.P.

  Date of               Number of Shares
Transaction             Purchase/(Sold)                   Price of Shares
-----------             ---------------                   ---------------

 5/25/2005                  (86,000)                            3.79

  5/26/05                   (21,500)                            4.40


                   TRANSACTIONS BY CONSTABLE PARTNERS II, L.P.

  Date of               Number of Shares
Transaction             Purchase/(Sold)                   Price of Shares
-----------             ---------------                   ---------------

  5/25/05                   (7,800)                             3.79
  5/26/05                   (1,300)                             4.40


                   TRANSACTIONS BY CONSTABLE ASSET MANAGEMENT

  Date of               Number of Shares
Transaction             Purchase/(Sold)                   Price of Shares
-----------             ---------------                   ---------------

  5/25/05                   (6,200)                             3.79
  5/26/05                   (1,900)                             4.40





02414.0001 #575463a